                          SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.  20549

                                    SCHEDULE 13G/A

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  (AMENDMENT NO. 2)


                                  THRUSTMASTER, INC.
                      -----------------------------------------
                                   (Name of Issuer)


                         COMMON STOCK, NO PAR VALUE PER SHARE
             ------------------------------------------------------------
                            (Title of Class of Securities)

                                       8860271
                       ----------------------------------------
                        (CUSIP Number of Class of Securities)


                                  Page 1 of 3 Pages

--------------------------------------------------------------------------------

 CUSIP NO.                    SCHEDULE 13G/A           Page  2 of 3 Pages
 8860271
--------------------------------------------------------------------------------

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      C. Norman Winningstad
--------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  /  /
                                                                  (b)  /  /
--------------------------------------------------------------------------------

 3    SEC USE ONLY


--------------------------------------------------------------------------------

 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States citizen
--------------------------------------------------------------------------------
               5     SOLE VOTING POWER

                     399,640(1)
 NUMBER OF    ------------------------------------------------------------------
 SHARES        6     SHARED VOTING POWER
 BENEFICIALLY
 OWNED BY            64,010
 EACH         ------------------------------------------------------------------
 REPORTING     7     SOLE DISPOSITIVE POWER
 PERSON
 WITH                418,180
              ------------------------------------------------------------------
               8     SHARED DISPOSITIVE POWER

                     64,010
--------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

      482,190
--------------------------------------------------------------------------------

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   / /


--------------------------------------------------------------------------------

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       11.2%
--------------------------------------------------------------------------------

 12   TYPE OF REPORTING PERSON

      IN

--------------------------------------------------------------------------------




-------------------------


     (1) As of December 31, 1997; does not include then exercisable option to purchase 18,540 shares and 64,010 shares co-owned with spouse.


                                  Page 2 of 3 Pages

ITEM 4.  OWNERSHIP.

     The following describes the ownership of Common Stock by C. Norman Winningstad as of December 31, 1997:

     (a)  Amount beneficially owned:  482,190
     (b)  Percent of class: 11.2%
     (c)  Number of shares as to which such person has:

           (i)  Sole power to vote or direct the vote:  399,640
          (ii)  Shared power to vote or to direct the vote:  64,010
         (iii)  Sole power to dispose or to direct the disposition of:  418,180
          (iv)  Shared power to dispose or to direct the disposition of: 64,010


                                      SIGNATURE

     After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date:     February 12, 1998

                                        /s/ C. Norman Winningstad
                                        ----------------------------------------
                                        C. Norman Winningstad

                                  Page 3 of 3 Pages